Exhibit (a)(1)

October     , 2013

Re: Northland Cable Properties Eight Limited Partnership

Dear Limited Partner:

We have recently been made aware of an outstanding offer by Peachtree Partners (“Peachtree”) to purchase up to 4.9% of the outstanding participation interests in Northland Cable Properties Eight Limited Partnership (“NCP-Eight”) at $125 per unit less an administrative fee of $150.00 per investor and less any distributions paid after September 23, 2013.

It is important to note that NCP-Eight is not in any way affiliated with Peachtree or its affiliates, and we believe this offer is not in the best interest of our limited partners. After carefully evaluating the offer, the board of directors of Northland Communications Corporation, the general partner of NCP-Eight, unanimously recommends that you reject Peachtree’s offer and not tender your units.

Enclosed is a Schedule 14D-9 that NCP-Eight filed with the Securities and Exchange Commission on October     , 2013, that includes information relating to the tender offer by Peachtree and the recommendation of Northland Communications Corporation.

If you have any questions regarding the above, please contact our Investor Relations Department at (800) 448-0273.

Northland Cable Properties Eight Limited Partnership

By:	Northland Communications Corporation,

General Partner

/s/ RICHARD I. CLARK

Richard I. Clark

Executive Vice President